EXHIBIT 99.4

[Prepaid Expenses and Receivables Transfer Agreement]

ASSET PURCHASE AGREEMENT

BETWEEN

4325231 CANADA INC.

AND

GENESENSE TECHNOLOGIES INC.

MADE AS OF

July 10, 2007

McCarthy Tétrault LLP

TABLE OF CONTENTS
ARTICLE 1 -	INTERPRETATION	1
1.01	Definitions	1
1.02	Headings	2
1.03	Extended Meanings	2
1.04	Statutory References	3
1.05	Accounting Principles	3
1.06	Currency	3
1.07	Schedules	3
ARTICLE 2 -	SALE AND PURCHASE	3
2.01	Assets to be Sold and Purchased	3
2.02	Purchase Price	3
2.03	Payment of Purchase Price	4
2.04	Closing Adjustment	4
ARTICLE 3 -	REPRESENTATIONS AND WARRANTIES	4
3.01	Vendor’s Representations and Warranties	4
3.02	Purchaser’s Representations and Warranties	5
3.03	Survival of Representations, Warranties and Covenants	6
ARTICLE 4 -	COVENANTS	6
4.01	Covenants of the Vendor	6
4.02	Covenants of the Purchaser	6
4.03	Cooperation	7
4.04	Cooperation on Tax Matters	7
ARTICLE 5 -	CONDITIONS	7
5.01	Conditions for the Benefit of the Purchaser	7
5.02	Conditions for the Benefit of the Vendor	8
ARTICLE 6 -	CLOSING ARRANGEMENTS	9
6.01	Closing	9
6.02	Examination of Records and Assets	9
ARTICLE 7 -	GENERAL	10
7.01	Further Assurances	10
7.02	Time of the Essence	10
7.03	Benefit of the Agreement	10
7.04	Entire Agreement	10
7.05	Amendments and Waivers	10
7.06	Notices	10
7.07	Governing Law	11
7.08	Counterparts	12
7.09	Facsimiles	12

ASSET PURCHASE AGREEMENT

THIS AGREEMENT is made as of July 10, 2007

BETWEEN

4325231 CANADA INC., a corporation incorporated under the laws of Canada (the “Vendor”),

-  and  -

GENESENSE TECHNOLOGIES INC., a corporation incorporated under the laws of Canada (the “Purchaser”).

WHEREAS the Vendor is a life sciences company focused on research and development of effective anticancer development stage therapies with high safety;

AND WHEREAS the Vendor desires to sell and the Purchaser desires to purchase certain of the assets of the Vendor pertaining to that business upon and subject to the terms and conditions set out in this Agreement;

NOW THEREFORE, in consideration of the covenants and agreements herein contained, the parties agree as follows:

ARTICLE 1 - INTERPRETATION

1.01	Definitions

In this Agreement, unless something in the subject matter or context is inconsistent therewith:

“Agreement” means this asset purchase agreement, including its recitals and schedules, as amended from time to time.

“Applicable Law” means

(i)	any applicable domestic or foreign law including any statute, subordinate legislation or treaty, and

(ii)	any applicable guideline, directive, rule, standard, requirement, policy, order, judgment, injunction, award or decree of a Governmental Authority having the force of law.

“Business Day” means a day other than a Saturday, Sunday or statutory holiday in the Province of Ontario.

“Charges” means all liens, charges, encumbrances and/or rights of others.

“Claims” means all losses, damages, expenses, liabilities (whether accrued, actual, contingent, latent or otherwise), claims and demands of whatever nature or kind including all legal fees and costs on a solicitor and client basis.

“Closing Balance Sheet” has the meaning set out in Section 2.04(1).

“Closing Date” means July 10, 2007 or such other date as may be agreed to in writing between the Vendor and the Purchaser.

“Closing Statement” has the meaning set out in Section 2.04(1).

“Governmental Authority” means any domestic or foreign legislative, executive, judicial or administrative body or person having or purporting to have jurisdiction in the relevant circumstances.

“Permits” means all permits, consents, waivers, licences, certificates, approvals, authorizations, registrations, franchises, rights, privileges and exemptions, or any item with a similar effect, issued or granted by any person.

“Purchase Price” has the meaning set out in Section 2.02.

“Purchased Assets” means the prepaid expenses and receivables described in Schedule A.

“Share” means a common share in the capital of GeneSense.

“Statements” has the meaning set out in Section 2.04(1).

“Tax Act” means the IncomeTax Act (Canada).

“Time of Closing” means 12:01 a.m. (Toronto Time) on the Closing Date.

“Transfer Taxes” has the meaning set out in Section 4.02(1).

1.02	Headings

The division of this Agreement into Articles and Sections and the insertion of a table of contents and headings are for convenience of reference only and do not affect the construction or interpretation of this Agreement.  The terms “hereof”, “hereunder” and similar expressions refer to this Agreement and not to any particular Article, Section or other portion hereof.  Unless something in the subject matter or context is inconsistent therewith, references herein to Articles, Sections and Schedules are to Articles and Sections of and Schedules to this Agreement.

1.03	Extended Meanings

In this Agreement words importing the singular number only include the plural and vice versa, words importing any gender include all genders and words importing persons include individuals, corporations, limited and unlimited liability companies, general and limited partnerships, associations, trusts, unincorporated organizations, joint ventures and Governmental Authorities.  The term “including” means “including without limiting the generality of the foregoing”.

1.04	Statutory References

In this Agreement, unless something in the subject matter or context is inconsistent therewith or unless otherwise herein provided, a reference to any statute is to that statute as now enacted or as the same may from time to time be amended, re-enacted or replaced and includes any regulations made thereunder.

1.05	Accounting Principles

Wherever in this Agreement reference is made to a calculation to be made or an action to be taken in accordance with generally accepted accounting principles, such reference will be deemed to be to the generally accepted accounting principles from time to time approved by the Canadian Institute of Chartered Accountants, or any successor institute, applicable as at the date on which such calculation or action is made or taken or required to be made or taken.

1.06	Currency

All references to currency herein are to lawful money of Canada.

1.07	Schedules

The following is a Schedule to this Agreement:

Schedule A - Purchased Assets.

ARTICLE 2 - SALE AND PURCHASE

2.01	Assets to be Sold and Purchased

Upon and subject to the terms and conditions hereof, the Vendor will sell, assign, transfer and convey to the Purchaser and the Purchaser will purchase from the Vendor, at the Time of Closing, all of the right, title, benefit and interest of the Vendor in and to the Purchased Assets.

2.02	Purchase Price

The purchase price payable to the Vendor for the Purchased Assets (such amount being hereinafter referred to as the “Purchase Price”) will be [XXX], subject to adjustment in accordance with Section 2.04, which amount the parties estimate to be the fair market value of the Purchased Assets.

2.03	Payment of Purchase Price

The obligation of the Purchaser to pay the Purchase Price to the Vendor will be satisfied in full and evidenced by the issuance and delivery by the Purchaser of one (1) Share to the Vendor at the Time of Closing.

2.04	Closing Adjustment

(1)           On or before the date that is 90 days after the Closing Date, the Purchaser will prepare and deliver to the Vendor an unaudited balance sheet as at the Closing Date (the “Closing Balance Sheet”) and a statement of adjustments (the “Closing Statement” and, together with the Closing Balance Sheet, the “Statements”) detailing the particulars of any required adjustments to the calculation of the Purchase Price.  If requested by the Vendor, the Purchaser will permit the Vendor and its auditors and other representatives to review the working papers and other documentation used or prepared in connection with the preparation of, or that otherwise form the basis of, the Statements.

(2)           If the Closing Statement, as determined by the Purchaser, exceeds, or is less than, the Purchase Price, the Purchase Price will be increased or decreased accordingly.

ARTICLE 3 - REPRESENTATIONS AND WARRANTIES

3.01	Vendor’s Representations and Warranties

The Vendor hereby makes to the Purchaser the following representations and warranties and acknowledges that the Purchaser is relying upon such representations and warranties in connection with entering into this Agreement.

(a)	The Vendor is a corporation duly incorporated, organized and subsisting under the laws of Canada with the corporate power to own its assets and to carry on its business.

(b)	The Vendor has the power, authority and right to enter into and deliver this Agreement and to complete the transactions contemplated to be completed by the Vendor hereunder.

(c)
This Agreement constitutes a valid and legally binding obligation of the Vendor, enforceable against the Vendor in accordance with its terms subject to applicable bankruptcy, insolvency, reorganization and other laws of general application limiting the enforcement of creditors’ rights generally and to the fact that specific performance is an equitable remedy available only in the discretion of the court.

(d)	Neither the entering into nor the delivery of this Agreement nor the completion of the transactions contemplated hereby by the Vendor will result in the violation of:

(i)	any of the provisions of the constating documents or by-laws of the Vendor;

(ii)	any agreement or other instrument to which the Vendor is a party or by which the Vendor is bound; or

(iii)	any Applicable Law.

(e)	The Vendor is registered under Part IX of the Excise Tax Act (Canada) with registration number 13175 3915 RT0001.

(f)	The Vendor is not a non-resident person within the meaning of section 116 of the Tax Act.

(g)
The Vendor has duly elected in prescribed form and jointly with the Purchaser to have the rules contained in subsection 156(2) of Part IX of the Excise Tax Act (Canada) apply to the purchase and sale of the Purchased Assets contemplated hereunder, which election remains valid and in effect.

3.02	Purchaser’s Representations and Warranties

The Purchaser hereby makes to the Vendor the following representations and warranties and acknowledges that the Vendor is relying upon such representations and warranties in connection with entering into this Agreement:

(a)	The Purchaser is a corporation duly incorporated, organized and subsisting under the laws of Canada with the corporate power to own its assets and to carry on its business.

(b)	The Purchaser has the power, authority and right to enter into and deliver this Agreement and to complete the transactions contemplated to be completed by the Purchaser hereunder.

(c)
This Agreement constitutes a valid and legally binding obligation of the Purchaser, enforceable against the Purchaser in accordance with its terms subject to applicable bankruptcy, insolvency, reorganization and other laws of general application limiting the enforcement of creditors’ rights generally and to the fact that specific performance is an equitable remedy available only in the discretion of the court.

(d)	Neither the entering into nor the delivery of this Agreement nor the completion of the transactions contemplated hereby by the Purchaser will result in a violation of:

(i)	any of the provisions of the constating documents or by-laws of the Purchaser;

(ii)	any agreement or other instrument to which the Purchaser is a party or by which the Purchaser is bound; or

(iii)	any Applicable Law.

(e)	The Purchaser is registered under Part IX of the Excise Tax Act (Canada) with registration number 88289 4165 RT0001.

(f)
The Purchaser has duly elected in prescribed form and jointly with the Vendor to have the rules contained in subsection 156(2) of Part IX of the Excise Tax Act (Canada) apply to the purchase and sale of the Purchased Assets contemplated hereunder, which election remains valid and in effect.

3.03	Survival of Representations, Warranties and Covenants

(1)
The respective representations and warranties of the Vendor and the Purchaser contained in this Agreement shall survive the completion of the sale and purchase of the Purchased Assets herein provided for and, notwithstanding such completion, will continue in full force and effect for a period of two years from the Closing Date.

(2)
The respective covenants of the Vendor and the Purchaser contained in this Agreement shall survive the completion of the sale and purchase of the Purchased Assets herein provided for and, notwithstanding such completion, will continue in full force and effect for the benefit of the Vendor or the Purchaser, as applicable, in accordance with the terms thereof.

ARTICLE 4 - COVENANTS

4.01	Covenants of the Vendor

(1)
The Vendor, immediately after the Closing Date at the Purchaser’s expense and written direction, will file all necessary notices with all relevant Governmental Authorities evidencing the sale of the Purchased Assets to the Purchaser.

4.02	Covenants of the Purchaser

(1)
The Purchaser will be liable for and will pay, or will cause to be paid, all transfer, value added, ad-valorem, excise, sales, use, consumption, goods or services, harmonized sales, retail sales, social services, or other similar taxes or duties (collectively, “Transfer Taxes”) payable under any Applicable Law on or with respect to the sale and purchase of the Purchased Assets under this Agreement.  The Purchaser will prepare and file any affidavits or returns required in connection with the foregoing at its own cost and expense.  To the extent that any Transfer Taxes are required to be paid by or are imposed upon the Vendor, the Purchaser will reimburse, or will cause to be reimbursed, to the Vendor such taxes within five Business Days of payment of such taxes by the Vendor.  All amounts payable by the Purchaser to the Vendor hereunder do not include Transfer Taxes.

All amounts payable by the Purchaser to the Vendor hereunder do not include Transfer Taxes.

4.03	Cooperation

Each of the Purchaser and the Vendor shall use commercially reasonable efforts, at the expense of the Purchaser, to provide such information and assistance as is reasonably necessary to assist the Purchaser in obtaining all necessary consents, approvals, conveyances, assurances, assignments or any other documentation necessary or reasonably required by the Purchaser to transfer all of the Vendor’s right, title and interest in and to the Purchased Assets to the Purchaser, subject to all existing Charges.

4.04	Cooperation on Tax Matters

Each of the Vendor and the Purchaser will, to the extent reasonably within such party’s control, taking into account such party’s access to books and records, furnish or cause to be furnished to each other, at the expense of the Purchaser, as promptly as practicable, such information and assistance, and provide additional information and explanations of any materials provided, relating to the Purchased Assets as is reasonably necessary for the filing of any tax returns, for the preparation of any audit, and for the prosecution or defence of any Claim, suit or proceeding relating to any adjustment or proposed adjustment with respect to taxes.

ARTICLE 5 - CONDITIONS

5.01	Conditions for the Benefit of the Purchaser

(1)
The sale by the Vendor and the purchase by the Purchaser of the Purchased Assets is subject to the following conditions, which are for the exclusive benefit of the Purchaser and which are to be performed or complied with at or prior to the Time of Closing:

(a)	the representations and warranties of the Vendor set forth in Section 3.01 will be true and correct at the Time of Closing with the same force and effect as if made at and as of such time;

(b)	the Vendor will have performed or complied with all of the terms, covenants and conditions of this Agreement to be performed or complied with by the Vendor at or prior to the Time of Closing;

(c)
the Purchaser will be furnished with such certificates or other instruments (including instruments of conveyance with respect to the Purchased Assets) of the Vendor or of officers of the Vendor as the Purchaser or the Purchaser’s counsel may reasonably think necessary in order to establish that the terms, covenants and conditions contained in this Agreement to have been performed or complied with by the Vendor at or prior to the Time of Closing have been performed or complied with and that the representations and warranties of the Vendor herein given are true and correct at the Time of Closing;

(d)	there will have been obtained from all appropriate Governmental Authorities such approvals or consents as are required to permit the change of ownership of the Purchased Assets contemplated hereby;

(e)
no action or proceeding in Canada will be pending or threatened by any person, or Governmental Authority to enjoin, restrict or prohibit the sale and purchase of the Purchased Assets contemplated hereby; and

(f)	all necessary steps and proceedings will have been taken to permit the Purchased Assets to be duly and regularly transferred to and registered in the name of the Purchaser.

(2)
In case any term or covenant of the Vendor or condition to be performed or complied with for the benefit of the Purchaser at or prior to the Time of Closing has not been performed or complied with at or prior to the Time of Closing, the Purchaser, without limiting any other right that the Purchaser has, may at its sole option either:

(a)	rescind this Agreement by notice to the Vendor, and in such event the Purchaser will be released from all obligations hereunder; or

(b)
waive compliance with any such term, covenant or condition in whole or in part on such terms as may be agreed upon without prejudice to any of its rights of rescission in the event of non-performance of any other term, covenant or condition in whole or in part;

and, if the Purchaser rescinds this Agreement pursuant to Section 5.01(2)(a), the Vendor will also be released from all obligations hereunder unless the term, covenant or condition for which the Purchaser has rescinded this Agreement was one that the Vendor had covenanted to ensure had been performed or complied with, in which event the Vendor will be liable to the Purchaser for any Claims incurred by the Purchaser directly or indirectly as a result of such breach.

5.02	Conditions for the Benefit of the Vendor

(1)
The sale by the Vendor and the purchase by the Purchaser of the Purchased Assets is subject to the following conditions, which are for the exclusive benefit of the Vendor and which are to be performed or complied with at or prior to the Time of Closing:

(a)	the representations and warranties of the Purchaser set forth in Section 3.02 will be true and correct at the Time of Closing with the same force and effect as if made at and as of such time;

(b)
the Purchaser will have performed or complied with all of the terms, covenants and conditions of this Agreement to be performed or complied with by the Purchaser at or prior to the Time of Closing; and

(c)
the Vendor will be furnished with such certificates or other instruments of the Purchaser or of officers of the Purchaser as the Vendor or the Vendor’s counsel may reasonably think necessary in order to establish that the terms, covenants and conditions contained in this Agreement to have been performed or complied with by the Purchaser at or prior to the Time of Closing have been performed or complied with and that the representations and warranties of the Purchaser herein given are true and correct at the Time of Closing.

(2)
In case any term or covenant of the Purchaser or condition to be performed or complied with for the benefit of the Vendor at or prior to the Time of Closing has not been performed or complied with at or prior to the Time of Closing, the Vendor, without limiting any other right that the Vendor has, may at its sole option either:

(a)	rescind this Agreement by notice to the Purchaser, and in such event the Vendor will be released from all obligations hereunder; or

(b)
waive compliance with any such term, covenant or condition in whole or in part on such terms as may be agreed upon without prejudice to any of its rights of rescission in the event of non-performance of any other term, covenant or condition in whole or in part;

and, if the Vendor rescinds this Agreement pursuant to Section 5.02(2)(a), the Purchaser will also be released from all obligations hereunder unless the term, covenant or condition for which the Vendor has rescinded this Agreement was one that the Purchaser had covenanted to ensure had been performed or complied with, in which event the Purchaser will be liable to the Vendor for any Claims incurred by the Vendor directly or indirectly as a result of such breach.

ARTICLE 6 - CLOSING ARRANGEMENTS

6.01	Closing

The sale and purchase of the Purchased Assets will be completed at the Time of Closing at the offices of McCarthy Tétrault LLP, Suite 4700, Toronto Dominion Bank Tower, Toronto -Dominion Bank Centre, Toronto, Ontario M5K 1E6.

6.02	Examination of Records and Assets

The Purchaser will preserve any documents provided to it by the Vendor prior to the Closing Date for a period of five years from the Closing Date, or for such other period as is required by any Applicable Law, and will permit the Vendor and its authorized representatives reasonable access thereto in connection with the affairs of the Vendor, but the Purchaser will not be responsible or liable to the Vendor for or as a result of any loss or destruction of or damage to any such documents.

ARTICLE 7 - GENERAL

7.01	Further Assurances

Each of the Vendor and the Purchaser will from time to time execute and deliver all such further documents and instruments and do all acts and things as the other party may reasonably require to effectively carry out or better evidence or perfect the full intent and meaning of this Agreement.

7.02	Time of the Essence

Time is of the essence of this Agreement.

7.03	Benefit of the Agreement

This Agreement will enure to the benefit of and be binding upon the respective heirs, executors, administrators, other legal representatives, successors and permitted assigns of the parties hereto.

7.04	Entire Agreement

Except for the various collateral agreements entered into in connection with the Arrangement, this Agreement constitutes the entire agreement between the parties hereto with respect to the subject matter hereof and cancels and supersedes any prior understandings and agreements between the parties hereto with respect thereto.  There are no representations, warranties, terms, conditions, undertakings or collateral agreements, express, implied or statutory, between the parties other than as expressly set forth in this Agreement.

7.05	Amendments and Waivers

No amendment to this Agreement will be valid or binding unless set forth in writing and duly executed by both of the parties hereto.  No waiver of any breach of any provision of this Agreement will be effective or binding unless made in writing and signed by the party purporting to give the same and, unless otherwise provided, will be limited to the specific breach waived.

7.06	Notices

Any demand, notice or other communication to be given in connection with this Agreement must be given in writing and will be given by personal delivery, by registered mail, by facsimile or by electronic means of communication addressed to the recipient as follows:

To the Vendor:

2 Meridian Road
Toronto, Ontario M9W 4Z7

Fax No.:                      416-798-2200
Email:                          ewilliams@lorusthera.com

Attention:                   Director of Finance

To the Purchaser:

2 Meridian Road
Toronto, Ontario M9W 4Z7

Fax No.:                      416-798-2200
Email:                          ewilliams@lorusthera.com

Attention:                  Director of Finance

or to such other street address, individual or electronic communication number or address as may be designated by notice given by either party to the other.  Any demand, notice or other communication given by personal delivery will be conclusively deemed to have been given on the day of actual delivery thereof and, if given by registered mail, on the fourth Business Day following the deposit thereof in the mail and, if given by facsimile or electronic communication, on the day of transmittal thereof if given during the normal business hours of the recipient and on the Business Day during which such normal business hours next occur if not given during such hours on any day.  If the party giving any demand, notice or other communication knows or ought reasonably to know of any difficulties with the postal system that might affect the delivery of mail, any such demand, notice or other communication may not be mailed but must be given by personal delivery, by facsimile or by electronic communication.

7.07	Governing Law

This Agreement is governed by and will be construed in accordance with the laws of the Province of Ontario and the laws of Canada applicable therein.

7.08	Counterparts

This Agreement may be executed in any number of counterparts, each of which will be deemed to be an original and all of which taken together will be deemed to constitute one and the same instrument.

7.09	Facsimiles

Delivery of an executed signature page to this Agreement by any party by electronic transmission will be as effective as delivery of a manually executed copy of this Agreement by such party.

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IN WITNESS WHEREOF the parties have executed this Agreement.

GENESENSE TECHNOLOGIES INC.

Per:	“Aiping Young”

Per:

4325231 CANADA INC.

Per:	“Aiping Young”

Per:	“Graham Strachan”

SCHEDULE A

Purchased Assets

All of the Vendor’s right, title and interest in and to the following assets:

•	[XXX] in respect of accounts receivable;
•	[XXX] in respect of GST input tax credits;
•	[XXX] in respect of QST input tax credits;
•	[XXX] in respect of accrued interest;
•	[XXX] in respect of employee advances;
•	[XXX] in respect of prepaid amounts;
•	[XXX] in respect of security deposits and advances;
•	[XXX] in respect of investment tax credits; and
•	[XXX] in respect of deferred financing costs.